UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 15

CERTIFICATION  AND  NOTICE OF TERMINATION OF  REGISTRATION  UNDER
SECTION  12(g)  OF  THE  SECURITIES  EXCHANGE  ACT  OF  1934   OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.


                          Commission File Number  333-61116


                       AMR CORPORATION
     (Exact name of registrant as specified in its charter)

 4333  Amon Carter Blvd.,Fort Worth, Texas  76155, (817) 963-1234
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Plan Interests under the $uper $aver - A 401(k)Capital Accumulation Plan for Employees of Participating AMR Corporation Subsidiaries
    (Title of each class of securities covered by this Form)

             Common Stock, $1.00 par value per share
                    9.00% Debentures due 2016
              7.875% Public Income Notes due 2039
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(l)(i)           Rule 12b-3(b)(l)(i)
       Rule 12g-4(a)(l)(ii)          Rule 12h-3(b)(I)(ii)
       Rule 12g-4(a)(2)(i)           Rule 12h-3(b)(2)(i)
       Rule 12g-4(a)(2)(ii)          Rule 12h-3(b)(2)(ii)
                                     Rule 15d-6              X

  Approximate   number   of  holders  of   record   as   of   the
certification or notice date:    8,595 Participants in the Plan's
Company Stock Fund

  Pursuant to the requirements of the Securities Exchange Act of 1934, AMR Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  June 24, 2004          By:  /s/ Charles D. MarLett
                                       Charles  D.  MarLett,
                                       Corporate Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the
Commission  three  copies  of Form 15,  one  of  which  shall  be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.